UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

QuantRx Biomedical Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
74765N109
(CUSIP Number)
December 31 , 2011
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[ x ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74765N109
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Matthew Balk
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 4,798,025
(6) Shared Voting Power 0
(7) Sole Dispositive Power 4,798,025
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,798,025
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
(11)	Percent of Class Represented by Amount in Row (9) 9.5
(12)	Type of Reporting Person (See Instructions) IN

Item 1.
(a) Name of Issuer
QuantRx Biomedical Corporation
(b) Address of Issuer's Principal Executive Offices
P.O. Box 4960
Portland, Oregon, 97062

Item 2.
(a) Name of Person Filing
Matthew Balk
(b) Address of Principal Business Office or, if none, Residence
229 W. 60th St. Floor M, New York, NY 10023
(c) Citizenship
United States
(d) Title of Class of Securities
Common Stock, par value $0.01 per share
(e) CUSIP Number
74765N109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)
[   ]
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)
[   ]
An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)
[   ]
An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)
[   ]
A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)
[   ]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)
[   ]
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)
[   ]
Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.
(a) Amount beneficially owned:
Matthew Balk beneficially owns 4,798,025 shares.

In addition, Mr. Balk owns 300,000 shares of Series B Convertible Preferred Stock convertible into 300,000 shares of the Issuer's Common Stock ("B Preferred"); however, under the terms of the Certificate of Designations of the B Preferred, a holder is prevented from converting such B Preferred into shares of Common Stock if as a result of such conversion, the holder thereof would beneficially own in excess of 4.99% of the Issuer's issued and outstanding shares of Common Stock. Mr. Balk also owns warrants to purchase 800,000 shares of the Issuer's Common Stock at an exercise price of $.20; however, such warrants also contain a provision prohibiting Mr. Balk from exercising the warrants if such exercise would result in Mr. Balk owning in excess of 4.99% of the Issuer's Common Stock following such exercise.
(b) Percent of class:
9.5%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
4,798,025
(ii) Shared power to vote or to direct the vote
0
(iii) Sole power to dispose or to direct the disposition of
4,798,025
(iv) Shared power to dispose or to direct the disposition of
0

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A

Item 8. Identification and Classification of Members of the Group.
N/A

Item 9. Notice of Dissolution of Group.
N/A

Item 10. Certification.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 17, 2012

By:	/s/ Matthew Balk

Name: Matthew Balk